Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

7R Filing as of July 31, 2026

OMB Number 3038-0072

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Submitted By WEEMST10 TERRY WEEMS

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:

Section 7203: Willful Failure to File Return, Supply Information or Pay Tax
Section 7204: Fraudulent Statement or Failure to Make Statement
Section 7205: Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207: Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:
  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number 3038-0072

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Submitted By WEEMST10 TERRY WEEMS

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R

FCM	0.5 hours
SD	1.0 hours
MSP	1.0 hours
RFED	0.5 hours
IB	0.4 hours
CPO	0.4 hours
CTA	0.4 hours
FT	0.5 hours

Form 3-R	0.1 hours
Form 7-W	0.1 hours
Form 8-R	0.8 hours
Form 8-T	0.2 hours

Form 8-W 0.1 hours.

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

Business Information

Business Address	2 KING EDWARD STREET LONDON, LONDON EC1A 1HQ UNITED KINGDOM
Phone Number	+44 20 7628 1000
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	13-3779482
CRD ID	Not provided.
Form of Organization	OTHER
Location	UNITED KINGDOM
Other Names	

Location of Business Records

Business Records Address

2 KING EDWARD STREET
LONDON EC1A 1HQ
UNITED KINGDOM

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Holding Company Information

Name: ML UK CAPITAL HOLDINGS
10% or more interest? YES

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

UNITED KINGDOM: FINANCIAL SERVICES AUTHORITY
NETHERLANDS: THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (AFM)
DUBAI: DUBAI FINANCIAL SERVICES AUTHORITY (DFSA)
ITALY: COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB)
PORTUGAL: BANK OF PORTUGAL
SWITZERLAND: SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)

U.S. Regulator(s)

None.

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court? **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?	NO
For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?	N/A

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States? **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry? **NO**

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?	**NO**
I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?	**NO**
For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?	**NO**

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by, or on behalf of, a bankruptcy trustee?	**NO**
For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?	**N/A**

Contact Information

Registration Contact

JANE MICHAEL
VP/SENIOR REGISTRATION MANAGER
4802 DEER LAKE DR E
FL9-801-02-01
JACKSONVILLE, FL 32246
UNITED STATES
Phone: 904-218-4044
E-mail: JANE.R.MICHAEL@BANKOFAMERICA.COM

Membership Contact

GENE PORTER
DIRECTOR/REGISTRATION EXECUTIVE
4802 DEER LAKE DR E
FL9-801-02-01
JACKSONVILLE, FL 32246
UNITED STATES
Phone: 904-218-4124
Fax: 704-409-1304
E-mail: GENE.E.PORTER@BANKOFAMERICA.COM

Accounting Contact

KEITH PEARSON
MANAGING DIRECTOR/SENIOR FINANCE MANAGER
WARWICK COURT
2 KING EDWARD STREET
LONDON EC1A 1HQ
UNITED KINGDOM
Phone: +44-20-79960686
Fax: +44-20-79959639
E-mail: KEITH.PEARSON@BAML.COM

Arbitration Contact

SAJID HUSSEIN
ASSOCIATE GENERAL COUNSEL & MD
2 KING EDWARD STREET
LONDON EC1A 1HQ
UNITED KINGDOM
Phone: +44-207-996-1165
Fax: +44-207-995-4115
E-mail: SAJID.HUSSEIN@BAML.COM

Compliance Contact

KATHLEEN CAWLEY
DIRECTOR/GBAM COMPLIANCE EXECUTIVE
ONE BRYANT PARK
NY1-100-17-01
NEW YORK, NY 10036
UNITED STATES
Phone: 646-855-2264
Fax: 212-292-8944
E-mail: KATHY.CAWLEY@BANKOFAMERICA.COM

Enforcement/Compliance Communication Contact

KATHLEEN CAWLEY
DIRECTOR/GBAM COMPLIANCE EXECUTIVE
ONE BRYANT PARK
NY1-100-17-01
NEW YORK, NY 10036
UNITED STATES
Phone: 646-855-2264
Fax: 212-292-8944
E-mail: KATHY.CAWLEY@BANKOFAMERICA.COM

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

Confidential Matter Information

Regulatory Disclosures

Matter Name FINANCIAL SERVICES AUTHORITY; AUGUST 4, 2006

Matter Details FROM SEPTEMBER 1996 TO DECEMBER 2001, MERRILL LYNCH INTERNATIONAL BREACHED SFA RULE 5.49 BY FAILING TO ACCURATELY REPORT THE CAPACITY IN WHICH IT EXECUTED TRANSACTIONS IN NON-UK EUROPEAN EQUITIES WHEN REPORTING TRANSACTIONS TO THE SFA. FROM DECEMBER 2001 UNTIL JANUARY 2006, MERRILL LYNCH INTERNATIONAL BREACHED FSA RULE SUP 17.6.2R BY FAILING TO ACCURATELY REPORT THE CAPACITY IN WHICH IT EXECUTED TRANSACTIONS IN NON-UK EUROPEAN EQUITIES WHEN REPORTING THE TRANSACTIONS TO THE FSA. MERRILL LYNCH INTERNATIONAL WAS FINED 150,000 IN BRITISH POUNDS. SEVERAL MITIGATING FACTORS WERE CONSIDERED BY THE FSA WHEN IMPOSING THEIR FINE: MERRILL LYNCH INTERNATIONAL REPORTED THIS MATTER TO THE FSA AND HAS COOPERATED FULLY WITH THE FSA IN RESPECT TO THIS MATTER. MERRILL LYNCH INTERNATIONAL HAS TAKEN SUBSTANTIAL STEPS TO IMPROVE ITS SYSTEMS AND CONTROLS TO ENSURE THAT GOING FORWARD TRANSACTION REPORTS ARE ACCURATE. THE FSA HAS STATED THAT MERRILL LYNCH INTERNATIONAL'S FAILURE WAS NOT DELIBERATE OR RECKLESS.

Matter Name ITALIAN COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA; APPROX. JANUARY 10, 2008

Matter Details ITALIAN COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA ("CONSOB") INVESTIGATED EVENTS OCCURRING BETWEEN APRIL 20, 2005 AND SEPTEMBER 20, 2005 REGARDING AN EQUITY SWAP AGREEMENT WHICH RESULTED IN MERRILL LYNCH INTERNATIONAL BECOMING THE LEGAL OWNER OF A MORE THAN 5 PERCENT HOLDING IN AN ITALIAN COMPANY WHICH WAS DEEMED UNDER ITALIAN LAW TO BE A SIGNIFICANT HOLDING FOR THE PURPOSES OF FULFILLING NOTIFICATION OBLIGATIONS PURSUANT TO THE FOLLOWING

ITALIAN LEGISLATION: ARTICLES 120 OF LEGISLATIVE DECREE NO 58/98 AND 119 OF REGULATION NO. 11971/99 AND WAS ACCORDINGLY TO BE NOTIFIED IN ACCORDANCE WITH THE MANNER AND TERMS PROVIDED UNDER ARTICLE 121 OF SAID REGULATION. MERRILL LYNCH INTERNATIONAL WAS ORDERED TO PAY AN ADMINISTRATIVE FINE IN THE AMOUNT OF 250,000.00 EUROS (APPROXIMATELY USD$369,950.00). NOTE: DECISION WAS UNDATED. BASED UPON SUPPORTING DOCUMENTATION, WE BELIEVE THE DECISION WAS POSTED BY CONSOB ON THEIR WEBSITE ON OR ABOUT JANUARY 10, 2008.

Business Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Name	MERRILL LYNCH INTERNATIONAL
Form of Organization	OTHER
Country	UNITED KINGDOM
Federal EIN	133779482
Business Address	
Street Address 1	2 KING EDWARD STREET
City	LONDON
Province	LONDON
Zip/Postal Code	EC1A 1HQ
Country	UNITED KINGDOM
Phone Number	+44 20 7628 1000
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	162416 OTHER F

Disciplinary Information - Criminal Disclosures

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Financial Disclosures

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

NFA

Disciplinary Information - Regulatory Disclosures

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

NFA

Enforcement/Compliance Communication Contact Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

First Name	DAN DAN
Last Name	LIU
Title	DIRECTOR, COMPL & OP RISK MGR
Street Address 1	ONE BRYANT PARK
Street Address 2	NY1-100-36-15
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646-855-2264
Email	DANDAN.LIU2@BOFA.COM

Entity Profile Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	04/26/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
	EXEMPT FOREIGN FIRM APPROVED	09/09/1998

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/19/2012
SWAP DEALER PENDING	12/19/2012
EXEMPT FOREIGN FIRM APPROVED	09/09/1998
EXEMPT FOREIGN FIRM PENDING	07/24/1998

Outstanding Requirements

Annual Due Date: 5/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES INSUFFICIENT FOR 2/1/2022

Disciplined Employee Summary

Exempt Foreign Firm Contact Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Exempt Foreign Firm Contact Address

First Name	CHARLES
Last Name	COLLINS
Title	DIRECTOR
Street Address 1	GLOBAL BANKING & MARKETS-FUTURES COMPLIANCE
Street Address 2	NY1-100-04-01
Street Address 3	BANK OF AMERICA TOWER ONE BRYANT PARK
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646 855 2806
Email	CCOLLINS12@BOFA.COM

Location of Business Records

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Street Address 1	2 KING EDWARD STREET
City	LONDON
Province	LONDON
Zip/Postal Code	EC1A 1HQ
Country	UNITED KINGDOM

Membership Contact Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Membership Contact

First Name	JOHNESE
Last Name	PRICE JACKSON
Title	AVP BUSINESS CONTROL MGR
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4207
Email	JOHNESE.PRICE-JACKSON@BOFA.COM

Accounting Contact

First Name	CHERI
Last Name	DELAPP
Title	AVP SR BUSINESS CONTROL SPECIALIST
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4053
Email	CHERI.DELAPP@BOFA.COM

Arbitration Contact

First Name	BURKE
Last Name	SALLY
Title	ASSOCIATE GENERAL COUNSEL & MD
Street Address 1	2 KING EDWARD STREET
Street Address 2	MAIL CD: 473-810-03-03
City	LONDON
Zip/Postal Code	EC1A 1HQ
Country	UNITED KINGDOM
Phone	+44.20.7995.1875
Fax	704-409-0799
Email	SALLY.BURKE@BOFA.COM

Compliance Contact

First Name	DAN DAN
Last Name	LIU
Title	DIRECOR, COMPL & OP RISK MGR
Street Address 1	ONE BRYANT PARK
Street Address 2	NY1-100-36-15
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646-855-2264
Email	DANDAN.LIU2@BOFA.COM

Chief Compliance Officer Contact

First Name	MARTIN
Last Name	HARRISON
Title	MANAGING DIR COMPL & OP RISK EXEC
Street Address 1	2 KING EDWARD ST
Street Address 2	MAIL CD: 473-808-02-20
City	LONDON
Zip/Postal Code	EC1A 1HQ
Country	UNITED KINGDOM
Phone	011-44.20.7995.1749
Email	M.C.HARRISON@BOFA.COM

Membership Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No

Non-U.S. Regulator Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

UNITED KINGDOM - FINANCIAL CONDUCT AUTHORITY; UNITED KINGDOM - PRUDENTIAL REGULATION AUTHORITY; NETHERLANDS - THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (AFM); DUBAI - DUBAI FINANCIAL SERVICES AUTHORITY (DFSA); ITALY - COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB); PORTUGAL - BANK OF PORTUGAL; SWITZERLAND - SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)

Principal Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0454869
Name	BUTLER, MARTIN
Title(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-05-2013

NFA ID	0403734
Name	CHAN, LAURIE
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2020

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2019

NFA ID	0533948
Name	HARRISON, MARTIN
Title(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	02-12-2021

NFA ID	0506695
Name	KEYS, RICHARD JOHN
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0359936
Name	MAGASINER, ANDREI GRISCHA
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-25-2016

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
Title(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0518859
Name	OFLYNN, PETER STUART
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0537189
Name	ONEIL, HENRY JAMES
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0488315
Name	SIMPSON, PAUL HOWARD
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION

10% or More Interest	No
Status	APPROVED
Effective Date	08-31-2016

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0522307
Name	WHITE, LESLEY MARGARET
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-03-2019

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0455945
Full Name	ML UK CAPITAL HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012

Registration Contact Information

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

First Name	JOHNESE
Last Name	PRICE JACKSON
Title	AVP BUSINESS CONTROL MGR
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4207
Email	JOHNESE.PRICE-JACKSON@BOFA.COM

U.S. Address for the Production of Business Records

Viewed on October 21, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Office of NFA located in New York, NY

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ITALIAN COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA ("CONSOB") INVESTIGATED EVENTS OCCURRING BETWEEN APRIL 20, 2005 AND SEPTEMBER 20, 2005 REGARDING AN EQUITY SWAP AGREEMENT

WHICH RESULTED IN MERRILL LYNCH INTERNATIONAL BECOMING THE LEGAL OWNER OF A MORE THAN 5 PERCENT HOLDING IN AN ITALIAN COMPANY WHICH WAS DEEMED UNDER ITALIAN LAW TO BE A SIGNIFICANT HOLDING FOR THE PURPOSES OF FULFILLING NOTIFICATION OBLIGATIONS PURSUANT TO THE FOLLOWING ITALIAN LEGISLATION: ARTICLES 120 OF LEGISLATIVE DECREE NO 58/98 AND 119 OF REGULATION NO. 11971/99 AND WAS ACCORDINGLY TO BE NOTIFIED IN ACCORDANCE WITH THE MANNER AND TERMS PROVIDED UNDER ARTICLE 121 OF SAID REGULATION. MERRILL LYNCH INTERNATIONAL WAS ORDERED TO PAY AN ADMINISTRATIVE FINE IN THE AMOUNT OF 250,000.00 EUROS (APPROXIMATELY USD$369,950.00). NOTE: DECISION WAS UNDATED. BASED UPON SUPPORTING DOCUMENTATION, WE BELIEVE THE DECISION WAS POSTED BY CONSOB ON THEIR WEBSITE ON OR ABOUT JANUARY 10, 2008.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

FROM SEPTEMBER 1996 TO DECEMBER 2001, MERRILL LYNCH INTERNATIONAL BREACHED SFA RULE 5.49 BY FAILING TO ACCURATELY REPORT THE CAPACITY IN WHICH IT EXECUTED TRANSACTIONS IN NON-UK

EUROPEAN EQUITIES WHEN REPORTING TRANSACTIONS TO THE SFA. FROM DECEMBER 2001 UNTIL JANUARY 2006, MERRILL LYNCH INTERNATIONAL BREACHED FSA RULE SUP 17.6.2R BY FAILING TO ACCURATELY REPORT THE CAPACITY IN WHICH IT EXECUTED TRANSACTIONS IN NON-UK EUROPEAN EQUITIES WHEN REPORTING THE TRANSACTIONS TO THE FSA. MERRILL LYNCH INTERNATIONAL WAS FINED 150,000 IN BRITISH POUNDS. SEVERAL MITIGATING FACTORS WERE CONSIDERED BY THE FSA WHEN IMPOSING THEIR FINE: MERRILL LYNCH INTERNATIONAL REPORTED THIS MATTER TO THE FSA AND HAS COOPERATED FULLY WITH THE FSA IN RESPECT TO THIS MATTER. MERRILL LYNCH INTERNATIONAL HAS TAKEN SUBSTANTIAL STEPS TO IMPROVE ITS SYSTEMS AND CONTROLS TO ENSURE THAT GOING FORWARD TRANSACTION REPORTS ARE ACCURATE. THE FSA HAS STATED THAT MERRILL LYNCH INTERNATIONAL'S FAILURE WAS NOT DELIBERATE OR RECKLESS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SECURITIES AND FUTURES COMMISSION OF HONG KONG ("SFC") ALLEGED THAT BANK OF AMERICA, NATIONAL ASSOCIATION AND MERRILL LYNCH INTERNATIONAL (COLLECTIVELY, THE "RESPONDENTS")

FAILED TO DISCLOSE DEALINGS IN RELEVANT SECURITIES IN TWO TRANSACTIONS IN 2015 AS REQUIRED BY THE HONG KONG CODE ON TAKEOVERS AND MERGERS. THE SFC PUBLICLY CENSURED THE RESPONDENTS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

DUE TO A BOOKING ERROR ON A BLOCK OF KOREA EXCHANGE (KRX) LISTED ORDINARY SHARES MERRILL LYNCH INTERNATIONAL (MLI) WAS ENTITLED TO RECEIVE, A POSITION WAS DOUBLE BOOKED AND MLI SOLD

MORE SHARES THAN IT HAD IN INVENTORY. THIS RESULTED IN MLI SELLING SHORT IN THE MARKET WITHOUT SUFFICIENT INVENTORY TO MEET SETTLEMENT OBLIGATIONS IN VIOLATION OF KRX LOCAL SHORT SALE REGULATIONS. AHEAD OF THE SETTLEMENT, MLI ARRANGED A BORROW TO ALLOW THE TRADE SETTLEMENT. THE KRX REPORTED THE MATTER TO THE FINANCIAL SUPERVISORY SERVICE. MLI WAS ISSUED A CAUTION.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☑ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: BARI, PUGLIA, ITALY PUBLIC PROSECUTOR

CASE INFORMATION

Case Number: PROCEEDING NUMBER 7311-2009 (PROSECUTOR REGISTRAR)
Case Status: FINAL

Date Resolved:
MARCH 2020

Were any of the following sanctions imposed?:
Other: ACQUITTED

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 3, 2010, MERRILL LYNCH INTERNATIONAL ("MLI") WAS NOTIFIED THAT IT WAS UNDER INVESTIGATION BY THE PUBLIC PROSECUTOR IN BARI, PUGLIA, ITALY ON THE GROUNDS THAT MLI MIGHT BE SUBJECT TO PENALTIES, INCLUDING BUT NOT LIMITED TO, CIVIL MONETARY FINES AND DISGORGEMENT, FOR NOT HAVING THE CORRECT ORGANIZATIONAL STRUCTURE IN PLACE IN CONNECTION WITH THE PUBLIC PROSECUTOR'S ALLEGATIONS OF FRAUDULENT CONDUCT BY AN EMPLOYEE AGAINST THE REGION OF PUGLIA IN CONNECTION WITH (I) A BOND ISSUE BY THE REGION OF PUGLIA IN 2003 IN WHICH MLI ACTED AS LEAD MANAGER AND BOOKRUNNER, AND A RELATED SWAP TRANSACTION IN WHICH MLIB WAS THE COUNTERPARTY AND (II) A FURTHER BOND ISSUE BY THE REGION OF PUGLIA IN 2004 IN WHICH MLI WAS JOINT LEAD MANAGER AND BOOKRUNNER, AND A RELATED RESTRUCTURING OF THE ORIGINAL SWAP TRANSACTION (TOGETHER, THE TRANSACTIONS"). THE ALLEGED FRAUDULENT CONDUCT OF THE EMPLOYEE INVOLVES, AMONG OTHER THINGS, ALLEGED FALSE REPRESENTATIONS AND ALLEGED BREACH OF AN ALLEGED DUTY TO ACT WITH DILIGENCE, FAIRNESS AND TRANSPARENCY. THE DETERMINATION WAS MADE BY THE PRELIMINARY JUDGE TO REFER THIS MATTER TO TRIAL ON 14 OCTOBER 2014. THE JUDGE OF THE COURT OF BARI ACQUITTED THE INDIVIDUAL DEFENDANTS AND FOUND MLI NOT LIABLE ADMINISTRATIVELY. THE JUDGEMENT WAS ISSUED ON MARCH 19, 2020 AND THE APPEAL PERIOD CLOSED JULY 2020.

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: HELLENIC CAPITAL MARKET COMMISSION

CASE INFORMATION

Case Number: DECISION NO. 6/897/20.11.2020
Case Status: FINAL

Date Resolved:
APRIL 2021

Were any of the following sanctions imposed?:
Other: MONETARY FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On April 19, 2021, Merrill Lynch International ("MLI") was notified that the Board of Directors of the Hellenic Capital Market Commission issued a Decision alleging that MLI violated Article 12 § 1(b) of Regulation (EU) No 236/2012 of the European Parliament and of the Council on short selling and certain aspects of credit default swaps, as specified in the preamble (recital 8) in conjunction with article 5 § 1(e) of Commission Implementing Regulation (EU) No 827/2012, in connection with certain short sales and ordering MLI to pay a fine in the amount of EUR 238,436.00 (approximately USD 289,309.00). If MLI accepts the Decision and pays the fine within two months, the fine is reduced by 20 percent.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show All entries Search:

Description	Uploaded File
FINAL DECISION	MLI HCMC Final Decision 41921.pdf

Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0289121 - MERRILL LYNCH INTERNATIONAL

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: CAPITAL MARKETS BOARD OF TURKEY

CASE INFORMATION

Case Number: DECISION NO. 17/555
Case Status: FINAL

Date Resolved:
APRIL 2021

Were any of the following sanctions imposed?:
Other: MONETARY FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On April 22, 2021, Merrill Lynch International ("MLI") was notified that the Capital Markets Board of Turkey ("CMB") issued a Decision alleging that MLI engaged in unlawful short selling in violation of articles 24 and 28 of the Communique Serial: V, No. 65 on "Margin Purchase Short Sale Borrowing and Lending of Capital Market Instruments." In connection with the Decision, the CMB ordered MLI to pay a fine in the amount of TRY 6,321,045 (approximately USD 780,000). If MLI pays the fine within two months, the fine is reduced by 25 percent.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show All entries   Search:

Description	Uploaded File
ENGLISH TRANSLATION OF DECISION	merilllynchadminfinetranslation.pdf

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Merrill Lynch International

7R updated Principals as of December 27, 2021

Principal Information

Viewed on December 23, 2021

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	**0454869**
Name	**BUTLER, MARTIN**
Title(s)	**DIRECTOR** **CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-05-2013**

NFA ID	**0403734**
Name	**CHAN, LAURIE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-09-2020**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2018**

NFA ID	**0517391**
Name	**DIAZ, PATRICIO JOSE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-09-2019**

NFA ID	**0533948**
Name	**HARRISON, MARTIN**
Title(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-12-2021**

NFA ID	**0506695**
Name	**KEYS, RICHARD JOHN**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-02-2017**

NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**12-14-2021**

NFA ID	**0487786**
Name	**MENSAH, BERNARD AMPONSAH**
Title(s)	**DIRECTOR** **CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2015**

NFA ID	**0518859**
Name	**OFLYNN, PETER STUART**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-08-2019**

NFA ID	**0537189**
Name	**ONEIL, HENRY JAMES**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-16-2021**

NFA ID	**0532278**
Name	**SLOWEY, MARTINA**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-12-2020**

NFA ID	**0507499**
Name	**THORNE, ROSEMARY PRUDENCE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-29-2017**

NFA ID	**0522307**
Name	**WHITE, LESLEY MARGARET**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-03-2019**

NFA ID	**0496348**
Name	**WOODS, THOMAS DUNNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-27-2020**

NFA ID	**0544284**
Name	**YUNG, SUSAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2021**

Holding Company Information

NFA ID	**0455945**
Full Name	**ML UK CAPITAL HOLDINGS LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-29-2012**

Merrill Lynch International

7R updated Principals as of February 1, 2022

Principal Information

Viewed on February 01, 2022

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	**0454869**
Name	**BUTLER, MARTIN**
Title(s)	**DIRECTOR** **CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-05-2013**

NFA ID	**0403734**
Name	**CHAN, LAURIE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-09-2020**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2018**

NFA ID	**0517391**
Name	**DIAZ, PATRICIO JOSE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-09-2019**

NFA ID	**0533948**
Name	**HARRISON, MARTIN**
Title(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-12-2021**

NFA ID	**0506695**
Name	**KEYS, RICHARD JOHN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-02-2017**

NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-19-2022**

NFA ID	**0487786**
Name	**MENSAH, BERNARD AMPONSAH**
TItle(s)	**DIRECTOR** **CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2015**

NFA ID	**0518859**
Name	**OFLYNN, PETER STUART**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-08-2019**

NFA ID	**0537189**
Name	**ONEIL, HENRY JAMES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-16-2021**

NFA ID	**0532278**
Name	**SLOWEY, MARTINA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-12-2020**

NFA ID	**0507499**
Name	**THORNE, ROSEMARY PRUDENCE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-29-2017**

NFA ID	**0522307**
Name	**WHITE, LESLEY MARGARET**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-03-2019**

NFA ID	**0496348**
Name	**WOODS, THOMAS DUNNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-27-2020**

NFA ID	**0544284**
Name	**YUNG, SUSAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2021**

Holding Company Information

NFA ID	**0455945**
Full Name	**ML UK CAPITAL HOLDINGS LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-29-2012**

Merrill Lynch International

7R updated Principals as of December 20, 2022

Principal Information

Viewed on December 13, 2022

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0454869
Name	BUTLER, MARTIN
TItle(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-05-2013

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2019

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0518859
Name	OFLYNN, PETER STUART
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0537189
Name	ONEIL, HENRY JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0549875
Name	PELLEGRINI, JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022

NFA ID	0552763
Name	SHAH, NAVEED
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-25-2022

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR

	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0455945
Full Name	ML UK CAPITAL HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012

Merrill Lynch International

7R updated Principals as of April 5, 2023

Principal Information

Viewed on March 29, 2023

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0454869
Name	BUTLER, MARTIN
TItle(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-05-2013

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2019

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0518859
Name	OFLYNN, PETER STUART
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0537189
Name	ONEIL, HENRY JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0549875
Name	PELLEGRINI, JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0552763
Name	SHAH, NAVEED
TItle(s)	CHIEF COMPLIANCE OFFICER

10% or More Interest	No
Status	APPROVED
Effective Date	11-25-2022

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0455945
Full Name	ML UK CAPITAL HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012

Merrill Lynch International

7R updated Principals as of May 23, 2023

Principal Information

Viewed on May 18, 2023

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2019

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	07-02-2015

NFA ID	0518859
Name	OFLYNN, PETER STUART
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0537189
Name	ONEIL, HENRY JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0549875
Name	PELLEGRINI, JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0552763
Name	SHAH, NAVEED
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-25-2022

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION

10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0455945
Full Name	ML UK CAPITAL HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012

Merrill Lynch International

7R updated Principals as of October 9, 2023

To make changes click Update.

Update

Individual Information

Total Individual Principals: 14

Filter By: Choose a filter...

		DIVISION OR FUNCTION			
0506695	KEYS, RICHARD JOHN	DIRECTOR	N	APPROVED	08-02-2017
0519761	LILLY, SHANNON LEON	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	01-19-2022
0487786	MENSAH, BERNARD AMPONSAH	DIRECTOR CHIEF EXECUTIVE OFFICER	N	APPROVED	07-02-2015
0518859	OFLYNN, PETER STUART	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	02-08-2019
0537189	ONEIL, HENRY JAMES	DIRECTOR	N	APPROVED	03-16-2021
0549875	PELLEGRINI, JOHN	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	09-28-2022
0444710	PETERS, CHARLES	CHIEF FINANCIAL OFFICER	N	APPROVED	03-23-2023
0558757	SADARANGANI, DINESH BHAGWAN	CHIEF COMPLIANCE OFFICER	N	APPROVED	09-19-2023
0532278	SLOWEY, MARTINA	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	11-12-2020
0507499	THORNE, ROSEMARY PRUDENCE	DIRECTOR	N	APPROVED	08-29-2017
0496348	WOODS, THOMAS DUNNE	DIRECTOR	N	APPROVED	03-27-2020
0544284	YUNG, SUSAN	HEAD OF A BUSINESS	N	APPROVED	12-23-2021

Merrill Lynch International

7R updated Principals as of December 18, 2023

NFA

Principal Information

Viewed on December 15, 2023

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2019

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	07-02-2015

NFA ID	0518859
Name	OFLYNN, PETER STUART
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0537189
Name	ONEIL, HENRY JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION

10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	12-15-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023

Merrill Lynch International

7R updated Holding Company Information as of December 18, 2023

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

HOLDING COMPANY DELETED FOR ID 0455945

NFA ID:	0455945 ML UK CAPITAL HOLDINGS LIMITED
10% OR MORE INTEREST:	YES
FILED BY:	CHERI DELAPP - DELAPPC8
FILED ON:	11/14/2023 10:53:45 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Holding Company

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on November 14, 2023

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL
Submitted by CHERI DELAPP (DELAPPC8)

Holding Company Information

NFA ID	NOT ASSIGNED
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Country	JERSEY ISLAND

NFA ID	NOT ASSIGNED
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Country	JERSEY ISLAND

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Merrill Lynch International

7R updated Principals as of May 30, 2024

Principal Information

Viewed on May 28, 2024

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2019

NFA ID	0563715
Name	FRANCIS, CLARE LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2024

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0518859
Name	OFLYNN, PETER STUART
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0537189
Name	ONEIL, HENRY JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No

Status	APPROVED
Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023

Merrill Lynch International

7R updated Principals as of May 29, 2025

Principal Information

Viewed on May 22, 2025

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0571106
Name	AHLUWALIA, KANWARDEEP SINGH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	05-13-2025

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0563715
Name	FRANCIS, CLARE LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2024

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0537189
Name	ONEIL, HENRY JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-16-2021

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0570483
Name	RILEY, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-02-2025

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No

Status	APPROVED
Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023

Merrill Lynch International

7R updated Principals as of July 2, 2025

Principal Information

Viewed on July 02, 2025

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	**0571106**
Name	**AHLUWALIA, KANWARDEEP SINGH**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-02-2025**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2018**

NFA ID	**0563715**
Name	**FRANCIS, CLARE LOUISE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-24-2024**

NFA ID	**0506695**
Name	**KEYS, RICHARD JOHN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-02-2017**

NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-19-2022**

NFA ID	**0487786**
Name	**MENSAH, BERNARD AMPONSAH**
TItle(s)	**DIRECTOR** **CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2015**

NFA ID	**0444710**
Name	**PETERS, CHARLES**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-23-2023**

NFA ID	**0570483**
Name	**RILEY, EDWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-02-2025**

NFA ID	**0553692**
Name	**ROMANO, ROBERT JEFFREY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-16-2023**

NFA ID	**0558757**
Name	**SADARANGANI, DINESH BHAGWAN**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-19-2023**

NFA ID	**0532278**
Name	**SLOWEY, MARTINA**
TItle(s)	**DIRECTOR** **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-12-2020**

NFA ID	**0560329**
Name	**SPELL, DOUGLAS CHARLES**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-22-2023**

NFA ID	**0507499**
Name	**THORNE, ROSEMARY PRUDENCE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-29-2017**

NFA ID	**0496348**
Name	**WOODS, THOMAS DUNNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-27-2020**

Holding Company Information

NFA ID	**0560123**
Full Name	**BOFAML EMEA HOLDINGS 2 LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**11-17-2023**

NFA ID	**0560124**
Full Name	**BOFAML JERSEY HOLDINGS LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**11-16-2023**

Merrill Lynch International

7R updated Principals as of September 3, 2025

Principal Information

Viewed on August 28, 2025

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0571106
Name	AHLUWALIA, KANWARDEEP SINGH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-02-2025

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0563715
Name	FRANCIS, CLARE LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2024

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0570483
Name	RILEY, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-02-2025

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION

10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0572504
Name	WEINSTEIN, BRIAN K
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-26-2025

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023

Merrill Lynch International

7R updated Principals as of October 20, 2025

Principal Information

Viewed on October 08, 2025

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0571106
Name	AHLUWALIA, KANWARDEEP SINGH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-02-2025

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0499391
Name	EDEN, JUDITH ELIZABETH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-24-2025

NFA ID	0563715
Name	FRANCIS, CLARE LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2024

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0570483
Name	RILEY, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-02-2025

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No

Status	APPROVED
Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0572504
Name	WEINSTEIN, BRIAN K
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-26-2025

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023

Merrill Lynch International

7R updated Principals as of February 27, 2026

Principal Information

Viewed on February 24, 2026

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0571106
Name	AHLUWALIA, KANWARDEEP SINGH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-02-2025

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0499391
Name	EDEN, JUDITH ELIZABETH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-24-2025

NFA ID	0563715
Name	FRANCIS, CLARE LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2024

NFA ID	0506695
Name	KEYS, RICHARD JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2017

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0570483
Name	RILEY, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-02-2025

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0534100
Name	VICARIO, FERNANDO
TItle(s)	DIRECTORCHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-28-2026

NFA ID	0572504
Name	WEINSTEIN, BRIAN K
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-26-2025

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023

Merrill Lynch International

7R updated Principals as of July 31, 2026

Principal Information

Viewed on June 29, 2026

NFA ID 0289121 MERRILL LYNCH INTERNATIONAL

Individual Information

NFA ID	0571106
Name	AHLUWALIA, KANWARDEEP SINGH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-02-2025

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2018

NFA ID	0499391
Name	EDEN, JUDITH ELIZABETH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-24-2025

NFA ID	0563715
Name	FRANCIS, CLARE LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2024

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-02-2015

NFA ID	0444710
Name	PETERS, CHARLES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-23-2023

NFA ID	0570483
Name	RILEY, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-02-2025

NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0558757
Name	SADARANGANI, DINESH BHAGWAN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-19-2023

NFA ID	0532278
Name	SLOWEY, MARTINA
TItle(s)	DIRECTOR HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No

Status	APPROVED
Effective Date	11-12-2020

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2023

NFA ID	0507499
Name	THORNE, ROSEMARY PRUDENCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-29-2017

NFA ID	0534100
Name	VICARIO, FERNANDO
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-28-2026

NFA ID	0572504
Name	WEINSTEIN, BRIAN K
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-26-2025

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-27-2020

Holding Company Information

NFA ID	0560123
Full Name	BOFAML EMEA HOLDINGS 2 LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-17-2023

NFA ID	0560124
Full Name	BOFAML JERSEY HOLDINGS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-16-2023